Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Summary

Since we last wrote to you, five strategic initiatives were concluded, each being very positive for us:

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The first was the approval of our 27% cornerstone investment in General Growth Properties (“GGP”) by the bankruptcy court in the United States. GGP is expected to emerge from bankruptcy protection on Monday, November 8, 2010.

•	The second was the approval by shareholders of the merger of Prime Infrastructure with Brookfield Infrastructure, creating one of the global leaders in infrastructure.

•	Third, we achieved the final close of a private $2.7 billion fund dedicated to infrastructure investing which gives us substantial capital to grow this area of our operations.

•	The fourth was the merger of the balance of our office properties into Brookfield Office Properties, and the rest of our North American residential business into Brookfield Residential by early 2011.

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Lastly, we succeeded in raising over $6.5 billion of capital from clients and on our balance sheet, which included $1.4 billion of corporate debt and perpetual preferred share capital at an average cost of 5%. This furthers our goal of locking in as much capital as we can for as long as possible at these historically low interest rates.

Each of these initiatives better positions our company for long-term growth, and the fact that we were able to make significant strides during uncertain economic times is a testimony to the strength of our franchise.

The Investment Environment

Due to the confluence of certain market factors, we believe that the asset management business for real assets is extremely well-positioned, and for us is particularly beneficial.

Our expertise in restructuring and recapitalizing troubled entities is especially valuable today. And with significant capital and this history, we see many opportunities to succeed in situations where there are more lucrative returns than would otherwise be available on comparable investments. In addition, our track record from past investments is strong, and has been further advanced over the past two years by our acquisition of six major distressed entities, including being a cornerstone investor in both the ±$30 billion GGP reorganization and the ±$10 billion reorganization of Babcock & Brown Infrastructure.

Looking forward, we continue to build our businesses, with a goal of being the leading manager of property, power and infrastructure assets. Integral to this goal is the fact that today we have broad access to most sources of capital and we are not hamstrung by past underperformance or by regulatory concerns facing many other sponsors. In addition, our investment over the past three years in advancing our fundraising capacity on a global basis is starting to benefit us,

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particularly as we raise capital for asset classes such as property and infrastructure where we have a longstanding, favourable track record.

Accordingly, we believe we have the opportunity over the next few years to expand our client relationships, deploy meaningful amounts of capital, and achieve better than average returns, ultimately growing and enhancing the value of our franchise.

Operations

The third quarter of 2010 was strong. Virtually all of our businesses were performing well with a continued sequential recovery in those businesses affected by the downturn. We continue to see evidence of increased availability of capital to a wider array of businesses, which is typically a leading indicator of business recovery.

The only major operation of ours that continues to perform below expectations in the short term is our power business in North America. These operations have been affected by both low water levels and low energy prices. Water levels largely recovered to average levels in the fourth quarter but spot pricing persists at lows not seen in a number of years. Fortunately, we have locked in a lot of our cash flow on long-term contracts and this serves to ensure stability of this business, although we are not currently generating the expected excess cash flows from uncontracted generation.

In property, leasing for office space is generally strong in Canada, in Australia, and in a number of our major U.S. markets. This contrasts with a slow recovery in the Tier II markets in the U.S. We completed leases for 1.1 million square feet of space during the quarter across our global portfolio at rates significantly higher than expired leases, and currently have an industry-leading 95% occupancy level. Retail sales continue to recover slowly in the U.S. and remain robust in Brazil. Housing sales are strong in Brazil, good in Canada, and we believe they are forming a base in the U.S. for recovery in the future.

In infrastructure, our operations, which are largely contractual in nature or regulated, performed as expected during the quarter. We concluded a number of rate base and contract renewals during the quarter on a favourable basis, which will add to cash flows in future quarters.

From a financing perspective, in the last three months, we closed a number of financings at attractive all-in coupons. Some examples of the financings are as follows:

Type	Entity	Amount (millions)	Coupon
Perpetual Preferred shares	Brookfield Asset Management	$ 250	4.50%
Perpetual Preferred shares	Brookfield Office Properties	300	5.15%
10-year Corporate debt	Brookfield Renewable Power	450	5.14%
10-year Corporate debt	Brookfield Asset Management	350	5.30%

Our operations are largely on plan and we have over $12 billion of investable capital for opportunities; that amount representing a combination of balance sheet capital and funds to deploy on behalf of clients.

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Investment and Financing Strategy

With respect to investing, we strive to deploy an investment strategy that can be adapted to all economic conditions. Our philosophy is to allocate our capital to assets which generate meaningful amounts of cash on an annual basis, and have long-life cash flows by virtue of some contractual nature or protection inherent in the asset. We own assets that by virtue of their quality increase in value over time, enabling us to enhance the cash flows, year after year. As a result, the capitalized asset value in the future is generally higher than that of the time of acquisition.

We believe in a conservative leverage policy, so we usually place non-recourse fixed rate leverage on assets. Over time, our conservative use of debt does serve to enhance our current return, and more importantly, the future value of our holdings is magnified because on average we have two times the asset working for us for each dollar of equity.

We think of the assets we buy as equity-like fixed income investments. They resemble fixed income investments as the cash flows are long tailed, but they are equity-like as over time the cash flows increase because of contract terms, quality of the assets, inflation or some other factor. This is true across almost all the hard assets we own, in property, power and infrastructure. Our philosophy has been tested over time, and most importantly, it proved its value during the downturn that played out in recent years.

There is a strong belief that we are in a deflationary environment and as a result interest rates have decreased to historic lows. This has created an unusually favourable environment for our company that we plan to capitalize on.

First, we own an array of dependable assets which, in a deflationary environment, will continue to generate contractual cash flows at very good returns. For example, the ±10% yields which we generally produce from our assets look pretty good compared to a 2% Treasury bill. Secondly, most of our assets are financed at substantially higher coupons than would be paid today. For example, many of our office properties in the U.S. are financed by borrowing at rates that average 7%, while we are able to finance today in the 4% to 4.5% range. As we refinance assets, these benefits will accrue to the common shareholders.

The environment which would be ideal for us over the next five years is a slow recovery on a global basis with interest rates staying low, and a limited supply of new assets being added to the productive capacity. Following this period, if inflation normalizes and real growth is achieved, our cash flows would then begin to increase. This environment would enable us to refinance substantial amounts of debt at lower rates which will lock in historically low interest costs for a long time. Should this strategy succeed, our financings will be locked in at low costs for much of the next economic cycle. This should ultimately lead to higher equity values of the company’s assets.

Some astute observers will rightfully comment that interest rates were this low two years ago and, therefore, we should have already taken advantage of this opportunity. However, although interest rates were low, corporate spreads were very wide (costly). More importantly, the credit markets seized up. This is in stark contrast to the situation today, where interest rates remain low, but credit spreads have narrowed to reasonable levels and more importantly, capital is

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available for quality borrowers. These two last points are what make this a very exciting period for owners of assets like ours.

Infrastructure Group

During the quarter, we announced the merger of our Brookfield Infrastructure unit with our 40% owned Australian-listed entity called Prime Infrastructure. On November 4, 2010, the shareholders of Prime voted on our merger proposal and overwhelmingly voted in its favour. As a result, the merger will be completed in early December. Brookfield Infrastructure will increase its capitalization to over $3 billion and take direct ownership of a world class group of infrastructure assets including electricity transmission lines, natural gas pipelines, rail lines, and cargo and bulk shipping terminals.

The combined entity, of which we will own approximately 30%, will also free up our ability to distribute additional cash flow from Brookfield Infrastructure, which in conjunction with the closing of the transaction will initially enable us to increase distributions by 13%. Despite this initial increase, the benefits of the merger should leave the distribution amount in the range of 60%, enabling us to revisit this distribution once the operations are fully integrated.

We achieved the final close for our private Infrastructure Fund at $2.7 billion. This fund is currently 10% invested in four assets with the balance expected to be deployed over the next few years in our core areas of focus in North and South America. The partners in this Fund, in addition to our own 25% commitment, represent a premier group of global institutional investors who we feel privileged to have as investors. As a result of the size of the Fund, and our access to capital in Brookfield Infrastructure, the capital we have available for transactions is among the largest in the infrastructure sector on a global basis.

We also have a solid pipeline of expansion opportunities in our current operations which could be very positive to our results. We plan on re-investing cash from our operations to fund a substantial amount of this backlog. We are also moving forward on a number of larger scale projects that have arisen due to our position in our businesses.

For example, we have commenced the expansion of our UK port, a project that will take its container handling facilities capacity from 235,000 to 450,000 units. With the growth in volumes that we have experienced over the past year, the port is operating at capacity. The first phase, which will commence in November and last 10 months, will focus on reconfiguring the existing container terminal layout and installing new cranes.

In addition, as a result of strong demand for steel from Asia, there is a wide array of iron-ore projects in the mid-west region of Western Australia in various stages of development. Our Australian railroad connects a number of the existing mines to ports along the west coast, and is a critical link in the logistical chain that provides access to the export market. We have begun work on the expansion of our rail network to support two large-scale projects that should be completed in 2011.

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General Growth Properties

Next week, General Growth Properties will emerge from bankruptcy and be split into two companies. Upon separation, we will own approximately 27% of General Growth (“GGP”) and approximately 14% of The Howard Hughes Corporation (“HHC”) on a fully diluted basis. Our overall investment will be approximately $2.5 billion, of which approximately $1 billion will be from our balance sheet and the remainder from our clients. GGP, the second largest U.S. mall owner, will complete an equity offering prior to year end to redeem some of the capital committed by other shareholders to the recapitalization and at that time, our three year involvement with GGP will result in the company being re-launched with a strong balance sheet, as it becomes a major investment for Brookfield.

From an economic standpoint, like most of our other businesses, we are seeing retail sales slowly recovering. With this recovery in front of us, and with some targeted strategic initiatives as well as capital investment, we believe we can remake GGP into the best retail shopping mall company in America. Recently, three of our officers were elected as board members of GGP, with me as chairman, and in addition we provided the company with a chief financial officer from our management team in order to assist in implementing its plans. GGP also last week announced the hiring of a CEO with extensive retail property experience, who we are very excited about working with. With these management additions, and in conjunction with the balance sheet strength coming out of recapitalization, we believe that GGP has substantial room to grow cash flows over the next five years.

In addition, as a result of the court reorganization, there are no make-whole costs to redeem the majority of the $18 billion of mortgages in place in the company and given current interest levels, the opportunity to refinance these mortgages is a benefit not envisaged two years ago. As a result, GGP is rapidly moving to lengthen the overall term of its financings, reduce interest costs, and eliminate much of the substantial amortization which was embedded into the mortgages currently in place.

We believe that with a concerted effort, GGP could be one of our more successful investments in the fullness of time, and we are excited to have an opportunity to be involved in this great company.

Investment Returns and AUM

We added substantial assets under management in the first nine months in both our direct institutional business and our listed mandates. We also continue to establish ourselves as one of the global asset managers of choice for property, power and infrastructure assets and this should lead to further growth in assets under management.

We closed approximately $3.3 billion of private capital for various fund strategies during the quarter including the final close of our Infrastructure Fund at $2.7 billion. The participants included many global sophisticated institutional investors in Europe, the Middle East, North America and South America.

We expect continued positive results in raising private capital as the broader equity fundraising market for private capital improves.

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Summary

We remain committed to being a world-class asset manager, and investing capital for our shareholders and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

I sign this letter formally as CEO, however, I do so respectfully acknowledging the other members of the Brookfield team who work collectively to generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
November 5, 2010

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “future,” “intend,” “begin,” “grow,” “plan,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “generate,” “maintain,” “provide,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to: our ability to expand our client relationships, deploy meaningful amounts of capital, and achieve better than average returns; our expectations of availability of capital and credit and our ability to access such capital at favourable rates; our expectations of housing sales in the markets where we operate; the addition to cash flows from rate base and contract renewals in our infrastructure operations; our expectations of increasing asset values based on the quality of such assets; our ability to capitalize on a deflationary environment with low interest rate; the yields that we generally produce from our assets; the completion of the merger of our infrastructure unit and Prime Infrastructure, and increased distributions by this combined entity; our ability to deploy capital over the next few years in our Infrastructure Fund; our ability to finance and execute on the pipeline of investments in our infrastructure operations, including those at our UK port and our Australian railroad; our expectations and goals regarding General Growth Properties, including the refinancing of mortgages, and our returns from such investment; further growth in assets under management; our ability to raise private capital, including our expectations of availability; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill property vacancies; tenant bankruptcies; retails sales; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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